                      SECURITIES AND EXCHANGE COMMISSION
                              Washington DC 20549



                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          For the month of May, 2001



                              GENTIA SOFTWARE PLC



                                 Tuition House
                               St George's Road
                                   Wimbledon
                                London SW19 4EU
                                United Kingdom
                   (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F  X    Form 40-F
              -----             ------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes        No    X
         -----      ------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     82-  N.A.



                               Page 1 of 6 Pages


                        Exhibit Index Appears on Page 3

                              GENTIA SOFTWARE PLC
                                   FORM 6-K


During April 2001, Gentia Software PLC and Gentia Software (UK) Limited entered into a Company Voluntary Arrangement (CVA) under the Insolvency Act 1986. This arrangement was approved by the requisite majority of the Companies' members and creditors and provides for monthly contributions by the Company sufficient to pay preferential creditors in full and unsecured creditors approximately 63.5% and 53.0%, respectively, of their claims over a 54 month period.



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              GENTIA SOFTWARE plc



                              By: /s/ Stephen Fluin

                              Stephen Fluin
                              Chief Executive Officer


Date: May 25, 2001

EXHIBIT INDEX


Exhibit A                    First Quarter Press Release - (2001)

                                       3